Solstar Space Company
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

Solstar Space Company

TABLE OF CONTENTS

To the Board of Directors of
Solstar Space Company
Santa Fe, New Mexico

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Solstar Space Company (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $227,493 and $288,392 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $674,260 and had limited liquid assets with $4,701 in cash. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair

presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
October 14, 2021

SOLSTAR SPACE COMPANY
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,701	$ 24,269
Escrow receivable	538,135	-
Due from related party	8,500	-
Total Current Assets	551,336	24,269
TOTAL ASSETS	$ 551,336	$ 24,269
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable and other current liabilities	$ 51,964	$ 18,706
PPP loan payable	20,800	-
Due to related parties	975	5,248
Total Current Liabilities	73,739	23,954
Non-current Liabilities:		
Convertible notes payable	105,000	110,000
Interest payable	4,221	1,307
SAFE obligation	1,036,629	329,775
Total Non-current Liabilities	1,145,850	441,082
Total Liabilities	1,219,589	465,036
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 7,361,100 and 7,360,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	736	736
Additional paid-in capital	5,271	5,264
Accumulated deficit	(674,260)	(446,767)
Total Stockholders' Equity (Deficit)	(668,253)	(440,767)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 551,336	$ 24,269

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLSTAR SPACE COMPANY
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ -	$ -
Cost of revenues	-	-
Gross profit (loss)	-	-
Operating Expenses:		
Salaries & wages	108,683	191,294
Legal & professional	57,206	7,526
Selling & marketing	16,743	27,366
Travel	2,763	37,022
Rent	2,079	2,579
Others	8,992	14,037
Total Operating Expenses	196,466	279,824
Loss from operations	(196,466)	(279,824)
Other Income (Expense):		
SAFE offering costs	(33,113)	(7,322)
Interest expense	(3,179)	(1,246)
Other income	5,265	-
Total Other Income (Expense)	(31,027)	(8,568)
Net loss	$ (227,493)	$ (288,392)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLSTAR SPACE COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2020 and 2019

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2018	7,360,000	$ 736	$ 5,264	$ (158,375)	$ (152,375)
Net loss	-	-	-	(288,392)	(288,392)
Balance at December 31, 2019	7,360,000	736	5,264	(446,767)	(440,767)
Issuance of common stock - non-cash	81,100	8	499	-	507
Repurchase of shares	(80,000)	(8)	(492)	-	(500)
Net loss	-	-	-	(227,493)	(227,493)
Balance at December 31, 2020	7,361,100	$ 736	$ 5,271	$ (674,260)	$ (668,253)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLSTAR SPACE COMPANY
STATEMENTS OF CASH FLOWS
For the periods ended December 31, 2020 and 2019

		2020		2019
Cash flows from operating activities				
Net loss	$	(227,493)	$	(288,392)
Adjustments to reconcile net loss to net cash used in operating activities:				
Non-cash SAFE issuances as broker compensation		-		1,221
SAFE offering costs		33,113		6,101
Gain on the transfer of payload component for debt repayment		(5,265)		-
Accelerator program expense for common stock		507		-
Changes in operating assets and liabilities:				
Increase/(Decrease) in accounts payable and other current liabilities		33,257		15,710
Increase/(Decrease) in interest payable		3,179		1,145
Net cash used in operating activities		(162,702)		(264,215)
Cash flow from investing activities				
Loan to related party		(8,500)		-
Net cash used in investing activities		(8,500)		-
Cash flow from financing activities				
Repayment of loan from related parties, net		(4,773)		(3,460)
Proceeds from PPP loan		20,800		-
Proceeds from issuance of convertible notes		-		100,000
Proceeds from issuance of SAFE		135,607		196,911
Refund of SAFE investment		-		(5,000)
Net cash provided by financing activities		151,634		288,451
Net change in cash		(19,568)		24,236
Cash at beginning of the period		24,269		33
Cash at end of the period	$	4,701	$	24,269
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest expense	$	-	$	100
Cash paid for income tax	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activity:				
Offering costs paid in SAFE notes	$	-	$	1,221
Accelerator program expense for common stock	$	507	$	-
Debt repayment by transfer of payload component	$	5,265	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Solstar Space Company (the "Company") is a corporation organized on March 1, 2017 under the laws of Delaware, and headquartered in Santa Fe, New Mexico. The Company was originally incorporated under the name Solstar, LLC as a Delaware limited liability company. On May 24, 2017, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Solstar, LLC to Solstar Space Company. The Company is a technology company that is developing internet communication devices for use in spacecrafts.

As of December 31, 2020 and 2019, the Company has not yet commenced planned full-scale principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing the Company's planned products requires significant capital, and based on the current operating plans, the Company expects to continue to incur operating losses for the foreseeable future.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Stock Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock receivable as an asset on a balance sheet. When stock receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Property and Equipment

Property and equipment are recorded at cost, including transaction costs, less accumulated depreciation, amortization and any impairment in value, excluding the costs of day-to-day servicing. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

As of December 31, 2019, property and equipment consisted of a fully depreciated payload component. In February 2020, the Company transferred the payload component in exchange for the forgiveness of a convertible notes payable resulting to a gain of $5,265 which was recorded as other income in the statement of operations for the year ended December 31, 2020 (see Note 5).

No depreciation expense was recorded for the years ended December 31, 2020 and 2019. The cost of fully depreciated assets still used in operations amounted to $0 and $6,870 as of December 31, 2020 and 2019, respectively.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the years ended December 31, 2020 and 2019, the Company has not earned any revenue.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2020 and 2019 totaled $16,743 and $27,366, respectively.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the

respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Reclassifications of Prior Year Balances and Restatement

Certain prior year balances were reclassified to conform to current year presentation.

The Company's 2019 financial statements were previously published with an Independent Accountant's Review Report. In preparation for the audit of these financial statements, the Company's management discovered misstatements related to accruals that were not recorded as of December 31, 2019, other minor corrections, and revisions needed to its financial statements for various disclosures. The Company has restated its previously reported financial statements for the period ended December 31, 2019 and related disclosures to correct these errors and other issues by recording: A) an increase of $18,694 to accounts payable in the balance sheet as of December 31, 2019, from a balance of $12 to a balance of $18,706; B) a decrease of $5,000 to SAFE obligations in the balance sheet as of December 31, 2019 from a balance of $334,775 to a balance of $329,775; C) an increase in expenses in the statement of operations for the year ended December 31, 2019 of $13,693 from $273,453 to $287,146. The results of the restatement as of December 31, 2019 was an overall increase in total liabilities of $13,693, a decrease in total stockholders' equity (deficit) of $13,693, and a greater net loss of $13,693. Commensurate adjustments to the Company's statements of changes in stockholders' equity and statement of cash flows were also made.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenues or profits since inception, has sustained net losses of $227,493 and $288,392 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $674,260 and had limited liquid assets of $4,701 in cash. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: PPP LOAN

In April 2020, the Company received a loan in the amount of $20,800 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan bears interest at a fixed rate of 1% per annum, with the first six months of interest deferred, has an initial term of two years and is unsecured and guaranteed by the Small Business Administration ("SBA"). Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

In December 2020, the Company applied for the forgiveness of loan and received SBA notice of PPP forgiveness payment in January 2021. The loan is classified as a current liability as of December 31, 2020.

NOTE 5: CONVERTIBLE NOTES

In 2018 and 2019, the Company issued convertible notes for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 3% per annum. The principal and accrued interest are due and payable on the maturity date unless sooner converted into equity. The outstanding principal amount of the Notes and all accrued and unpaid interest on these Notes shall automatically convert into fully paid and nonassessable shares of the preferred stock issued in a qualified financing at 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing. Qualified financing is a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $250,000 (excluding of any indebtedness that is converted into such preferred stock, or otherwise cancelled in consideration for the issuance of such preferred stock) with the principal purpose of raising capital. If, prior to a qualified financing, the Company consummates a round of equity financing pursuant to which it sells shares of its preferred stock but such financing does not constitute a qualified financing, then the outstanding principal amount of the Notes and all accrued and unpaid interest on these Notes shall be convertible at the option of the investor into fully paid and nonassessable shares of such preferred stock at a price per share equal to the price per share paid by other purchasers of preferred stock in such financing. The Notes are subject to mandatory repayment at a change in control event or initial public offering with a 100% premium to the outstanding balance.

The following is a summary of the Company's convertible notes payable and interest payable as of December 31, 2020 and 2019:

	Outstanding Principal		Accrued Interest	
	2020	2019	2020	2019
Free Radical Productions, LLC (1)	$ -	$ 5,000	$ -	$ 237
George Peel (2)	5,000	5,000	375	225
Braught, LLC (3)	100,000	100,000	3,846	845
	$ 105,000	$ 110,000	$ 4,221	$ 1,307

(1) In February 2020, the Company transferred its fully depreciated payload component to the National Air and Space Museum of the Smithsonian Institution in exchange for the forgiveness of the $5,000 outstanding principal and $265 accrued interest as of the date of transfer.
(2) The Note's original maturity date was October 2019 but was extended to September 2022.
(3) The Note matures in September 2022.

During the years ended December 31, 2020 and 2019, the Company incurred interest expense of $3,179 and $1,145, respectively.

NOTE 6: SAFE OBLIGATIONS

The Company accounts for the SAFEs under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are

to be recorded in the statement of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 and 2019, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required and reflected in the statement of operations for the years ended December 31, 2020 and 2019.

Regulation CF and D Offerings

In 2018 and again in 2020, the Company conducted offerings of Simple Agreements for Future Equity (”SAFEs") under Regulation Crowdfunding. The SAFEs have no maturity date and bear no interest.

The SAFEs provide a right to the holder to future equity in the Company's preferred stock if and upon an equity financing event, being a fixed price issuance of the Company's preferred stock, at a discount to the pricing in the triggering issuances based on a percentage discount (various) and subject to a valuation cap (various), as presented below.

If and upon a liquidity event, the SAFE holders will, at their option, either (i) receive a cash payment equal to the face value of the SAFE (”Purchase Amount") or (ii) receive from the Company a number of shares of common stock derived from the share pricing based on the applicable valuation cap applied to the Company's then outstanding capitalization.

If and upon a dissolution event, the Company will pay an amount equal to the Purchase Amount, or ratably the lesser amount available for distribution at the Company's discretion, in preference to holders of common stock and subordinate to preferred stock.

The Company has a repurchase option on the SAFEs if it believes in its discretion that it will be required to register as a public company within six months where it can repurchase the outstanding SAFEs for the greater of the Purchase Amount or based on the fair value of the Company's stock.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the holder pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the holder pursuant to a liquidity or dissolution event.

The Company issued $673,742 and $123,256 of SAFE agreements during the years ended December 31, 2020 and 2019, respectively, and refunded a $5,000 SAFE in 2019. $165,928 of SAFE agreements issued in 2020 were under a concurrent Regulation D offering under the same terms.

During the years ended December 31, 2020 and 2019, intermediary fees of $33,113 and $7,322 were incurred in conjunction with these offerings, which was expensed as offering costs at the issuance dates due to the unknowns on the conversion provisions. Included in the 2019 offering costs was $1,221 of non-cash issuances of SAFE agreements to the Company's broker in the transaction as compensation.

Private Offerings

In 2020, the Company issued Simple Agreements for Future Equity (”SAFEs") under Regulation Crowdfunding. The SAFEs have no maturity date and bear no interest.

The SAFEs provide a right to the holder to future equity in the Company's preferred stock if and upon an equity financing event, being a fixed price issuance of the Company's preferred stock, at a 20% discount to the pricing in the triggering issuances.

If there is a liquidity event, the SAFE holders will, at their option, either (i) receive a cash payment equal to the face value of the SAFE ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock derived from the quotient of the Purchase Amounts divided by the liquidation price, as determined by the pricing in the triggering liquidity event.

If there is a dissolution event, the Company will pay an amount equal to the Purchase Amount, or ratably the lesser amount available for distribution at the Company's discretion, in preference to holders of common stock.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the holder pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the holder pursuant to a liquidity or dissolution event.

Total Outstanding SAFE Obligations

As of December 31, 2020 and 2019, the Company had total outstanding SAFE obligations of $1,036,629 and $329,775, respectively. No SAFE obligations have been converted into equity, nor had any terminated or expired based on the terms of the agreements. As of December 31, 2020 and 2019, the outstanding SAFE agreements had the following terms:

Conversion Discount	Valuation Cap	2020	2019
15%	7,000,000	$ 100,000	$ 100,000
10%	7,500,000	229,775	229,775
20%	N/A	31,500	-
15%	8,000,000	675,354	-
		$ 1,036,629	$ 329,775

As of December 31, 2020, $538,135 of these subscribed SAFEs were not yet closed out of escrow and therefore were recorded as escrow receivable in the balance sheet.

NOTE 7: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of common stock at $0.0001 par value per share upon its conversion to corporation (see Note 1). The Company issued a total of 7,360,000 shares of common stock for gross proceeds of $6,000 in July 2017.

In March 2020, the Company issued 81,100 shares of common stock in exchange for its admission into an accelerator program. The fair value of $507, or $0.00625 per share, is included in operating expenses in the statements of operations.

In 2020, an advisor to the Company holding 160,000 shares of common stock resigned from its position. Based on the restricted stock purchase agreement terms, the Company repurchased 80,000 shares for $500.

As of December 31, 2020 and 2019, there were 7,361,100 and 7,360,000 shares of common stock issued and outstanding, respectively. 6,960,000 shares of the issued and outstanding common stock were issued under the terms of restricted stock purchase agreements, which included four year vesting periods commencing July 2017. The remaining 850,000 unvested shares as of December 31, 2020 complete vesting in June 2021.

The Company has reserved 640,000 shares of common stock for issuance under a future equity incentive plan.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $167,354 and $109,172, respectively. The following table presents the deferred tax assets by source:

	December 31,	
	2020	2019
Deferred tax assets:		
Net operating loss carryforwards	$ 152,937	$ 104,037
Cash to accrual differences	14,417	5,135
Valuation allowance	(167,354)	(109,172)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 25.66%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $595,990 and $405,427, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

NOTE 9: RELATED PARTY TRANSACTIONS

Due to related parties represents expenses paid for on behalf of the Company by a related party, Solstar Energy Devices, LLC, an entity that is wholly owned by the Company's CEO. The balance outstanding as of December 31, 2020 and 2019 was $975 and $5,248, respectively. The advances bear no interest and are considered payable on demand.

Due from related party represents loan to the Company's CEO. The balance outstanding as of December 31, 2020 and 2019 was $8,500 and $0, respectively. The loan is non-interest bearing with no formal terms and are considered payable on demand.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820.

This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the financial statements. We have not early adopted this standard.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

The Company has made an informal promise of future equity to a service provider, but for which no stock has yet been issued.

NOTE 12: SUBSEQUENT EVENTS

PPP Loan

In January 2021, the Company received notice of PPP loan forgiveness payment amounting to $20,800. The Company recognized the amount as income upon receiving the forgiveness.

SAFE

In January 2021, the Company raised additional $86,947 through issuance of SAFE in conjunction with the offering that commenced in 2020 and as discussed in Note 6.

Management's Evaluation

Management has evaluated subsequent events through October 14, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.